THE BLOCK DISTILLING CO.

The Block Distilling Company, LLC. (the "Company") a Colorado Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
The Block Distilling Company, LLC

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2019 & 2020 and the related statements of operations, statement of cash flows, and the statement of changes in member's equity for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 2nd, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	70,891	76,566
Accounts Receivable	12,708	4,932
Other Receivables	52,518	-
Prepaid Expenses	5,850	5,931
Inventory	270,510	230,556
Total Current Assets	412,476	317,985
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	1,299,903	1,341,067
Intangible Assets: Trademark, net of Accumulated Depreciation	806	651
Construction in Progress	29,842	-
Security Deposits	9,545	2,245
Other Assets	2	1
Total Non-Current Assets	1,340,098	1,343,965
TOTAL ASSETS	1,752,574	1,661,950
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	140,451	126,883
Line of Credit	44,629	50,000
Short Term Debt - Related Party	148,000	30,000
Short Term Debt - Other	174,599	347,652
Current Portion of Long Term Debt - Related Party	13,816	6,255
Current Portion of Long Term Debt - Other	70,081	50,249
Deferred Rent	31,029	22,030
Deferred Revenue	15,775	24,175
Accrued Interest	257,818	150,914
Sales Tax Payable	6,247	8,727
Other Liabilities	2,312	7,037
Total Current Liabilities	904,758	823,921
Long-term Liabilities		
Notes Payable	769,982	485,920
Related Party Notes Payable	314,929	325,087
Total Long-Term Liabilities	1,084,911	811,006
TOTAL LIABILITIES	1,989,669	1,634,927
EQUITY		
Class A Interests	725,000	725,000
Class AA Interests	104,068	104,068
Class AAA Interests	330,000	155,000
Accumulated Deficit	(1,396,164)	(957,046)
Total Equity	(237,095)	27,023
TOTAL LIABILITIES AND EQUITY	1,752,574	1,661,950

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	724,900	568,476
Cost of Sales	161,363	144,482
Gross Profit	563,537	423,993
Operating Expenses		
Advertising and Marketing	21,324	17,726
General and Administrative	353,187	273,803
Owner Guaranteed Payments	150,000	61,063
Rent and Lease	157,113	124,230
Depreciation	157,268	102,562
Amortization	-	54
Total Operating Expenses	838,892	579,438
Net Operating Loss	(275,355)	(155,445)
Other Expense		
Interest	161,437	123,263
Net Loss	(436,792)	(278,707)

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income	(436,792)	(278,707)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	157,268	102,196
Amortization	-	54
Accounts Payable	5,886	16,305
Accrued Liabilities	110,339	79,599
Inventory	(39,953)	(14,590)
Accounts Receivable	(7,776)	4,062
Prepaids	81	(5,931)
Deferred Expenses	8,998	4,139
Deferred Revenue	4,100	7,550
Other Receivable	(52,518)	-
Other	-	(168)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	186,424	193,217
Net Cash provided by Operating Activities	(250,367)	(85,491)
INVESTING ACTIVITIES		
Equipment	(72,694)	(306,998)
Furniture & Fixtures	(28,663)	(2,634)
Leasehold Improvements	(16,575)	(43,959)
Construction Expenses	(23,668)	-
Vehicles	(8,000)	-
Security Deposit	(7,300)	-
Net Cash provided by Investing Activities	(156,900)	(353,590)
FINANCING ACTIVITIES		
Issuance of Class AAA Shares	175,000	155,000
Debt Issuances	323,669	346,302
Payments on Debt	(93,438)	(9,002)
Unclassified	(3,639)	9,368
Net Cash provided by Financing Activities	401,592	501,668
Cash at the beginning of period	76,566	13,979
Net Cash increase (decrease) for period	(5,675)	62,587
Cash at end of period	70,891	76,566

Statement of Changes in Member Equity

	Member Capital - Class A Preferred Units	Member Capital - Class A Preferred Units	Member Capital - Class AA Preferred Units	Member Capital - Class AA Preferred Units	Member Capital - Class AAA Preferred Units	Member Capital - Class AAA Preferred Units	Member Capital - Common Units			
	$ Amount	# of units	$ Amount	# of units	$ Amount	# of units		Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Ending Balance 12/31/2018	725,000	987,000	104,068	90,441	-		1,500,000	4,826	(683,530)	150,364
Issuance of Membership Interests	-	-	-	-	155,000	57,015	-	-	-	212,015
Net Loss	-	-	-	-	-	-	-	-	(278,707)	(278,707)
Prior Period Adjustment	-	-	-	-	-	-	-	366		366
Ending Balance 12/31/2019	725,000	987,000	104,068	90,441	155,000	57,015	1,500,000	5,192	(962,237)	27,023
Issuance of Membership Interests	-	-	-	-	175,000	64,372	-	-	-	175,000
Net Loss	-	-	-	-	-	-	-	-	(436,792)	(436,792)
Prior Period Adjustment	-	-	-	-	-	-	-	(2,326)	-	(2,326)
Ending Balance 12/31/2020	725,000	987,000	104,068	90,441	330,000	121,387	1,500,000	2,866	(1,399,029)	(237,095)

The Block Distilling Company, LLC
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

The Block Distilling Company, LLC ("the Company") was formed in Colorado on August 5th, 2015. The company earns revenue by operating a distillery in Denver Colorado which sells spirits and provides specialty membership subscriptions.

The company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company's obligations to customers with respect to the sale of products on and off premises is fulfilled when customers are provided their bottle of spirits. Club memberships create an obligation for the company to provide 2 bottles of 4 separate releases throughout the course of a year. The company defers and subsequently recognizes revenue for the club subscriptions as the bottles are provided to customers.

Revenue Source	2020	2019
Tasting Room Sales	421,801	390,723
Sales of Spirits	158,802	103,802
Other (specialty sales, service fees, events, merchandise, etc.)	144,296	73,950
Total	724,899	568,476

Inventories

Inventory is recorded at production cost including materials, labor, and allocations of overhead. Inventory typically turns month over month and management believes there are no obsolescence issues.

Inventory Detail

Component	2020	2019
Finished Goods	14,147	7,782
Raw Materials	14,597	12,919
Packaging	61,987	70,140
Work in Process	175,055	139,233
Total	265,785	230,074

Cost of Sales

Cost of Sales consists of the average cost basis of finished spirits delivered to customers, bar consumables used in the ordinary course of business that are expensed as incurred, and delivery and other charges associated with the delivery of spirits.

Cost of Sales Component	2020	2019
Finished Spirits	116,804	109,893
Bar Consumables	33,996	33,266
Merchandise, shipping, freight, delivery, and other	10,564	1,324
Total	161,363	144,482

Property Plant and Equipment (PP&E)

The company's PP&E consists primarily of distillery machines, leasehold improvements, and peripheral equipment. The cost basis of the equipment is expensed on a straight-line basis over the asset's useful life.

Property, Plant, and Equipment Summary

Category	Useful Life	Beginning Balance	Additions	Removals	Beginning Balance of Accumulated Depreciation	Current Period Depreciation	Ending Balance
Equipment	5-15 years	623,270	69,039	-	82,616	92810	516,883
Furniture and Fixtures	10 Years	106,781	28,663	-	22,359	11684	101,401
Leasehold Improvements	15 Years	822,760	16,575	-	112,942	52241	674,152
Vehicles	5 Years	-	8,000	-	-	533	7,467
Total		1,552,811	114,277	-	217,917	156735	1,299,903

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General, and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a multimember LLC taxed as a partnership for tax purposes. Profits and losses are allocated to each member bases on their pro rate capital investment. As such, any expense or benefit arising from the results of operations will be reported on and taxed on each member's tax return.

Recent accounting pronouncements

Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2019 and 2020, the Company had outstanding Notes Payable to managing members and investors totaling $361K and $477K respectively. The balances accrue interest ranging from 2.3% - 20%.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – LONG TERM DEBT

Related Party Notes – See note 3.

SBA Loan – The company had outstanding a $238K note with JP Morgan with partial guarantee by the SBA bearing interest of LIBOR + 1.98% maturing September 28, 2026.

Colorado Enterprise Fund Loan – The company had outstanding a $55K loan bearing interest at 10% and maturing in 2024.

3rd Party Notes – The company has various loans with several 3rd parties totaling $111,000 bearing interest of 20.8% and maturing in 2021.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	396,388
2022	385,506
2023	81,321
2024	82,541
2025 and beyond	269,861

Guarantees

The company's machinery and equipment are collateral for one or more notes above.

NOTE 6 - EQUITY

As of December 31st, 2020, the company had 1,500,000 common units issued and 1,198,828 preferred units issued. The common units are the only voting units of which the managing member's hold a majority interest of 52%. The preferred units are non-voting and receive priority return on investment in the event of a company sale or financing transaction.

NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 2nd, 2021, the date these financial statements were available to be issued. The company obtained a $25k loan from a 3rd party at 8% interest due March 2022. The company also obtained $46k in loans under the paycheck protection program at 1% interest. The amount is expected to be forgiven in full.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Concentration Risk: Liquor License

Our ability to generate revenue is only possible with an active liquor license. Should we be unable to afford this license or should it be revoked for any reason we would not be able to continue operations.